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                              November 7, 2023

       Albert Wong
       Chairman and Chief Executive Officer
       JVSPAC Acquisition Corp.
       G/F Hang Tak Building
       1 Electric Street
       Wan Chai, Hong Kong

                                                        Re: JVSPAC Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 26,
2023
                                                            File No. 333-275176

       Dear Albert Wong:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed October 26, 2023

       Cover Page

   1. We reissue prior comment 1. We continue to note the disclosure on the cover page that if you "enter into a
business combination with a target business operating in China, the combined company may
face risks associated with regulatory approvals of the proposed business combination
between us and the target, offshore offerings, anti-monopoly regulatory actions, and
cybersecurity and data privacy." Please revise this disclosure and similar disclosure
throughout the prospectus to disclose that you currently face such risks, even without a business
combination with a company operating in China, based upon the location of the company
in the PRC. Your disclosure should make clear whether these
                                                        risks could result in a
material change in your operations, including your search for a target business.
 Albert Wong
FirstName LastNameAlbert
JVSPAC Acquisition  Corp. Wong
Comapany 7,
November  NameJVSPAC
             2023        Acquisition Corp.
November
Page 2    7, 2023 Page 2
FirstName LastName
Summary, page 2

2. We partially reissue prior comment 4. Please disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business. State whether you are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
If our initial business combination involves a company organized under the laws of a state of the
United States ...., page 52

3. We note the revisions made in response to prior comment 6. Please revise to clearly disclose the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
Enforceability of Civil Liabilities, page 89

4. We partially reissue prior comment 7. Please also discuss the cost and time constraints of potential actions brought in Hong Kong or Mainland China.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Albert Wong
JVSPAC Acquisition Corp.
November 7, 2023
Page 3

       Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.




                                                         Sincerely,
FirstName LastNameAlbert Wong
                                                         Division of
Corporation Finance
Comapany NameJVSPAC Acquisition Corp.
                                                         Office of Real Estate
& Construction
November 7, 2023 Page 3
cc:       Giovanni Caruso, Esq.
FirstName LastName